

August 14, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SilverBox Corp IV, under the Exchange Act of 1934:

- Units, each consisting of one Class A Ordinary Share and one-third of one redeemable warrant

- Class A Ordinary Share, $0.0001 par value per share

- Redeemable warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com